Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 24, 2023

On August 24, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Provides Monthly SHOP Performance Update

SHOP Recovery Continues at an Uneven Pace

Newton, MA (August 24, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today provided an update regarding the recent performance of its Senior Housing Operating Portfolio, or SHOP, segment.

Jennifer Francis, DHC’s President and Chief Executive Officer made the following statement:

“DHC’s July 2023 SHOP segment operating performance is slightly below June 2023 but well below 2019 levels. We expect higher expenses will continue to weigh on financial results in the near term. As a result, the outlook for SHOP for the second half of the year remains highly uncertain and unpredictable and we continue to believe that the previously announced merger with Office Properties Income Trust is the best path forward for DHC and its shareholders.”

Monthly Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	July 2023 occupancy was 79.0%, 750 basis points below July 2019, and 30 basis points above June 2023.

•	July 2023 Resident Fees and Services revenue was $94.0 million, $8.8 million, or 8.6%, below July 2019, and $1.0 million, or 1.1%, above June 2023.

•	July 2023 net operating income, or NOI, was $5.9 million, $8.9 million, or 60.1%, below July 2019, and $1.3 million, or 17.7%, below July 2023.

•	July 2023 NOI margin was 6.3%, 810 basis points below July 2019, and 140 basis points below June 2023.

Year to Date Unaudited Results in DHC’s Total SHOP Comparable Properties:

•	Year to date occupancy through July 31, 2023, was 78.0%, 850 basis points below the same period in 2019.

•	Year to date Resident Fees and Services revenue through July 31, 2023, was $643.0 million, $74.4 million, or 10.4%, below the same period in 2019.

•	Year to date NOI through July 31, 2023, was $45.0 million, $83.0 million, or 64.8%, below the same period in 2019.

•	Year to date NOI margin through July 31, 2023, was 7.0%, 1,080 basis points below the same period in 2019.

Diversified Healthcare Trust(1)

(dollars in thousands, except average monthly rate)

	2019 Pro Forma (2)								2023
COMPARABLE (3)	Jan	Feb	Mar	Apr	May	Jun	Jul	YTD	Jan	Feb	Mar	Apr	May	Jun	Jul	YTD
ALR/Five Star Managed Communities
Number of Properties	117	117	117	117	117	117	117	117	117	117	117	117	117	117	117	117
Number of Units	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995	16,995
Occupancy	88.0%	88.0%	88.0%	88.0%	87.9%	88.0%	87.9%	87.9%	78.0%	77.9%	78.5%	78.7%	78.8%	79.3%	79.5%	78.7%
Average Monthly Rate	$4,709	$5,099	$4,723	$4,833	$4,703	$4,834	$4,695	$4,795	$4,278	$4,907	$4,384	$4,541	$4,417	$4,549	$4,405	$4,491

Residents Fees and Services	$72,761	$71,079	$72,954	$72,277	$72,562	$72,250	$72,451	$506,334	$58,695	$60,666	$60,434	$60,769	$61,178	$61,309	$61,524	$424,575
Property Operating Expenses	(57,168)	(53,411)	(59,496)	(56,989)	(58,708)	(56,515)	(60,161)	(402,448)	(52,606)	(51,786)	(54,777)	(50,892)	(54,500)	(54,324)	(55,532)	(374,417)
NOI (4)	$15,593	$17,668	$13,458	$15,288	$13,854	$15,735	$12,290	$103,886	$6,089	$8,880	$5,657	$9,877	$6,678	$6,985	$5,992	$50,158
NOI Margin	21.4%	24.9%	18.4%	21.2%	19.1%	21.8%	17.0%	20.5%	10.4%	14.6%	9.4%	16.3%	10.9%	11.4%	9.7%	11.8%
Other Operator Managed Communities
Number of Properties	106	106	106	106	106	106	106	106	106	106	106	106	106	106	106	106
Number of Units	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130	7,130
Occupancy	82.5%	82.6%	82.6%	82.6%	82.5%	82.6%	82.7%	82.6%	74.2%	75.9%	76.2%	76.6%	76.3%	77.2%	77.6%	76.3%
Average Monthly Rate	$5,889	$6,344	$5,929	$6,041	$5,896	$6,011	$5,889	$5,995	$5,665	$5,944	$5,662	$5,668	$5,566	$5,749	$5,675	$5,701

Residents Fees and Services	$30,304	$29,501	$30,539	$30,100	$30,336	$29,956	$30,355	$211,091	$30,788	$29,808	$31,504	$30,938	$31,303	$31,664	$32,461	$218,466
Property Operating Expenses	(26,798)	(24,627)	(27,785)	(26,329)	(27,284)	(26,260)	(27,853)	(186,936)	(33,025)	(30,118)	(32,590)	(31,725)	(32,096)	(31,472)	(32,549)	(223,575)
NOI (4)	$3,506	$4,874	$2,754	$3,771	$3,052	$3,696	$2,502	$24,155	$(2,237)	$(310)	$(1,086)	$(787)	$(793)	$192	$(88)	$(5,109)
NOI Margin	11.6%	16.5%	9.0%	12.5%	10.1%	12.3%	8.2%	11.4%	(7.3)%	(1.0)%	(3.4)%	(2.5)%	(2.5)%	0.6%	(0.3)%	(2.3)%
Total SHOP Comparable
Number of Properties	223	223	223	223	223	223	223	223	223	223	223	223	223	223	223	223
Number of Units	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125
Occupancy	86.6%	86.6%	86.6%	86.6%	86.5%	86.5%	86.5%	86.5%	76.9%	77.3%	77.8%	78.1%	78.1%	78.7%	79.0%	78.0%
Average Monthly Rate	$5,004	$5,410	$5,024	$5,135	$5,001	$5,128	$4,994	$5,095	$4,671	$5,206	$4,751	$4,868	$4,749	$4,897	$4,774	$4,840

Residents Fees and Services	$103,065	$100,580	$103,493	$102,377	$102,898	$102,206	$102,806	$717,425	$89,483	$90,474	$91,938	$91,707	$92,481	$92,973	$93,985	$643,041
Property Operating Expenses	(83,966)	(78,038)	(87,281)	(83,318)	(85,992)	(82,775)	(88,014)	(589,384)	(85,631)	(81,904)	(87,367)	(82,617)	(86,596)	(85,796)	(88,081)	(597,992)
NOI (4)	$19,099	$22,542	$16,212	$19,059	$16,906	$19,431	$14,792	$128,041	$3,852	$8,570	$4,571	$9,090	$5,885	$7,177	$5,904	$45,049
NOI Margin	18.5%	22.4%	15.7%	18.6%	16.4%	19.0%	14.4%	17.8%	4.3%	9.5%	5.0%	9.9%	6.4%	7.7%	6.3%	7.0%

(1)	The information regarding DHC’s SHOP segment results for July 2023 and year to date 2023, and on a pro forma basis for the 2019 periods indicated, reflects preliminary estimates with respect to certain results of DHC for such periods, based on currently available information. Because the quarterly financial close process and review for those periods is not yet complete, DHC’s final results upon completion of its quarterly close process and review may vary from these preliminary estimates.

(2)	Many of the senior living communities currently operated on DHC’s behalf in its SHOP segment were leased in 2019. DHC believes pro forma operating results are a meaningful supplemental performance measure as they present historical community level operating results regardless of the form of contractual arrangements. The table presents pro forma residents fees and services revenue, pro forma property operating expenses and pro forma NOI as if the communities had been managed for DHC’s account throughout all periods presented to assist in understanding community level operating results.

(3)	Comparable properties consist of properties owned and in service continuously since January 1, 2019; excludes properties classified as held for sale, closed or out of service and communities previously leased to operators that did not provide monthly financial results.

(4)	The calculation of NOI shown excludes certain components of net income (loss) in order to provide results that are more closely related to DHC's property level results of operations. DHC defines NOI as income from its real estate less its property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that DHC records as depreciation and amortization. DHC calculates comparable property NOI in the same manner that it calculates the corresponding NOI amount, except that it only includes comparable properties in calculating comparable property NOI. DHC uses NOI and comparable property NOI to evaluate individual and company wide property level performance. Other real estate companies and real estate investment trusts, or REITs, may calculate NOI and comparable property NOI differently than DHC does.

Calculation and Reconciliation of NOI and Comparable Property NOI for SHOP Segment
(dollars in thousands)

	For the Seven Months Ended
	7/31/2019			7/31/2023
Calculation of NOI:	SHOP	Restructuring Transaction	Pro Forma	SHOP
Rental income	$83,644	$(83,644)	$-	$-
Residents fees and services	252,939	491,247	744,186	661,117
Property operating expenses	(203,357)	(407,813)	(611,170)	(614,785)
NOI	133,226	(210)	133,016	46,332

Reconciliation of NOI to Comparable Property NOI:
NOI	$133,226	$(210)	$133,016	$46,332
NOI of properties not included in comparable results	(1,015)	(3,960)	(4,975)	(1,283)
Comparable property NOI	$132,211	$(4,170)	$128,041	$45,049

	For the Seven Months Ended
	7/31/2019			7/31/2023
	SHOP	Restructuring Transaction	Pro Forma	SHOP
Revenues:
Rental income	$83,644	$(83,644)	$-	$-
Residents fees and services	252,939	491,247	744,186	661,117
Total revenues	336,583	407,603	744,186	661,117

Expenses:
Property operating expenses	203,357	407,813	611,170	614,785
Depreciation and amortization	76,646	-	76,646	100,132
Impairment of assets	8,323	-	8,323	3,617
Total expenses	288,326	407,813	696,139	718,534

Gain on sale of properties	15,207	-	15,207	1,233
Interest and other income	-	-	-	1,570
Interest expense	(1,920)	-	(1,920)	(423)
Loss on early extinguishment of debt	(17)	-	(17)	-
Net income (loss)	61,527	(210)	61,317	(55,037)

Add (less): Interest expense			1,920	423
Interest and other income			-	(1,570)
Depreciation and amortization			76,646	100,132
Impairment of assets			8,323	3,617
Gain on sale of properties			(15,207)	(1,233)
Loss on early extinguishment of debt			17	-
NOI			133,016	46,332
NOI of properties not included in comparable results			(4,975)	(1,283)
Comparable property NOI			$128,041	$45,049

About Diversified Healthcare Trust:

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of June 30, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with approximately $36 billion in assets under management as of June 30, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) the information regarding DHC’s SHOP segment results provided in this press release reflects certain preliminary estimates based on currently available information, and DHC’s final results upon completion of its quarterly financial close process and review may vary from these preliminary estimates, and as a result, the information provided herein may not provide a meaningful measure of DHC’s SHOP segment results as expected; and (b) Ms. Francis states in this press release that the previously announced merger with Office Properties Income Trust is the best path forward for DHC and its shareholders; however, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the merger may not close on the contemplated terms or at all or it may be delayed, and if merger does close, DHC may not realize the benefits from the merger that it currently expects.

The information contained in DHC's periodic reports filed with the Securities and Exchange Commission, or the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

Contact:
Melissa McCarthy, Manager, Investor Relations
(617) 796-8234

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